CANADIAN ZINC CORPORATION

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Holder Account Number
Security Class

Form of Proxy - Annual General Meeting to be held on June 17, 2008

This Form of Proxy is solicited by and on behalf of Management
Notes to proxy
1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to  appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse)

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am on June 13, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone Call the number listed BELOW from a Touch tone telephone 1 866 734-VOTE (8683) Toll Free	To Vote Using the Internet Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this Proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.  Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder
The undersigned registered shareholder ("Registered Shareholder") of Canadian Zinc Corporation (the "Company") hereby appoints: John F. Kearney, a Director of the Company, or failing him, Alan Taylor, a Director of the Company, or failing him, John MacPherson, a Director of the Company,
Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
OR

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Canadian Zinc Corporation to be held at 650 West Georgia Street, 30th floor, Vancouver, British Columbia, on June 17, 2008 at 10:00 a.m., Vancouver time, and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
01.John F. Kearney 04. Alan C. Savage	For ☐ ☐	Withhold ☐ ☐	02. Alan B. Taylor 05. David Nickerson	For ☐ ☐	Withhold ☐ ☐	03. John MacPherson 06. Brian Atkins	For ☐ ☐	Withhold ☐ ☐

	For	Withhold
2. Appointment of Auditor Appointment of Ernst & Young LLP as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration.	☐	☐

	For	Withhold
3. Transact Other Business To transact such further or other business as may properly come before the Meeting and any adjournments thereof	☐	☐

Authorized Signature(s) - This section must be completed for your Signature(s) Date instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

	Signature(s)	Date
DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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